21002866

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section

MAR 02 2021

Washington DC

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68722

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Equilibrium Capital Services LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

411 NW Park Avenue, Suite 401
(No. and Street)

Portland	OR	97209
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michaele Gobel — 971-352-8430 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Moss Adams LLP
(Name – *if individual, state last, first, middle name*)

8750 N. Central Expressway, Suite 300	Dallas	TX	75231
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, William C. Campbell, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Equilibrium Capital Services LLC, as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No Exceptions

OFFICIAL STAMP
ELIZABETH M CAMPBELL
NOTARY PUBLIC - OREGON
COMMISSION NO. 974644
MY COMMISSION EXPIRES MAY 14, 2022

Signature

Chief Compliance Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Equilibrium Capital Services, LLC

Report Pursuant to Rule 17a-5(d)

For the Year Ended December 31, 2020

MOSSADAMS

Report of Independent Registered Public Accounting Firm

To the Member
Equilibrium Capital Services, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Equilibrium Capital Services, LCC (the Company) as of December 31, 2020, the related statements of income, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Opinion on the Supplementary Information

The supplementary information in Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The information in Schedules I and II is the responsibility of the Company's management. Our audit procedures include determining whether the information in Schedules I and II reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in Schedules I and II. In forming our opinion on the information in Schedules I and II we evaluated whether the information in Schedules I and II, including its form and content is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the information in Schedules I and II is fairly stated in all material respects in relation to the financial statements as a whole.

Moss Adams LLP

Dallas, Texas
February 17, 2021

We have served as the Company's auditor since 2018.

Equilibrium Capital Services, LLC
Statement of Financial Condition
December 31, 2020

ASSETS		
Cash	$	1,180,976
Prepaid expense		21,262
Total assets	$	1,202,238
LIABILITIES AND MEMBER'S EQUITY		
Liabilities		
Accounts payable and accrued expenses	$	6,431
Payable to related party		3,473
Total liabilities		9,904
Member's equity		1,192,334
Total liabilities and member's equity	$	1,202,238

The accompanying notes are an integral part of these financial statements.

Equilibrium Capital Services, LLC
Statement of Income
For the Year Ended December 31, 2020

REVENUES		
Intercompany advisory services	$	1,320,000
Interest income		3,532
Total revenues		1,323,532
EXPENSES		
Employee compensation and benefits		998,689
Occupancy		111,659
Professional fees		59,640
Regulatory expenses		20,911
Other operating expenses		578
Total expenses		1,191,477
Net income	$	132,055

The accompanying notes are an integral part of these financial statements.

Equilibrium Capital Services, LLC
Statement of Changes in Member's Equity
For the Year Ended December 31, 2020

		Member's Equity
Balance at December 31, 2019	$	1,060,279
Member's distributions		-
Net income		132,055
Balance at December 31, 2020	$	1,192,334

The accompanying notes are an integral part of these financial statements.

Equilibrium Capital Services, LLC
Statement of Cash Flows
For the Year Ended December 31, 2020

CASH FLOW FROM OPERATING ACTIVITIES		
Net income	$	132,055
Adjustments to reconcile net income to net cash used in operating activities:		
Decrease in assets:		
Prepaid expense		(6,025)
Decrease in liabilities:		
Accounts payable and accrued expenses		(927)
Payable to related party		1,573
Net cash provided by operating activities		126,676
NET CHANGE IN CASH		126,676
Cash at beginning of year		1,054,300
Cash at end of year	$	1,180,976

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid during the period for:		
Interest	$	-
Taxes	$	-

The accompanying notes are an integral part of these financial statements.

1. GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Equilibrium Capital Services, LLC (the "Company") was organized in the State of Oregon on October 1, 2010. The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934, a member of the Financial Industry Regulatory Authority ("FINRA"), and a member of the Securities Investor Protection Corporation ("SIPC"). The Company is a wholly-owned subsidiary of Equilibrium Capital Group, LLC (the "Member").

The Company is engaged in business as a securities broker-dealer that provides several classes of services, including private placements, merger and acquisitions advisory services, and broker selling tax shelters or limited partnerships. For the year ended December 31, 2020, the Company's income was derived primarily from advisory services revenue performed in connection with capital raising for the Member and its affiliated funds and vehicles.

Under its membership agreement with FINRA and relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, the Company (1) does not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) does not and will not carry accounts of or for customers, and (3) does not and will not carry PAB accounts. The Company limits its business activities exclusively to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

The Company charges fees in accordance with terms stipulated in its engagement contracts. Fees are recognized as earned and per the fee schedule stipulated in the Member's or client's engagement contracts. For the year ended December 31, 2020, the Company's only engagement contracts were with its Member – see Note 3. When the Company performs services for its customers on an ongoing basis, the Company satisfies its performance obligations each month and thus recognizes its service fee on a monthly basis.

The timing of the Company's revenue recognition may differ from the timing of payment by the Company's customers. The Company records a receivable when revenue is recognized prior to payment and has an unconditional right to payment. Alternatively, when payment precedes the provision of the related services, the Company records deferred revenue until the performance obligations are satisfied.

Economic conditions that may affect the Company's performance primarily include the general economic and market conditions in the United States, specifically in the agriculture infrastructure, wastewater, energy facilities, and permanent crops industries.

Management's Evaluation of COVID-19 Effects

The COVID-19 pandemic is not expected to have a significant impact on the Company. Management has determined that there is no material uncertainty that casts doubt on the Company's ability to continue as a going concern. It expects that COVID-19 might have some impact, though not significant, for example, in relation to expected future performance, or the effects on some future asset valuations.

2. INCOME TAXES

The operations of the Company are included in the consolidated federal and state income tax return filed by the Member. The Company is treated as a disregarded entity for federal income tax purposes, in accordance with single member limited liability company rules. All tax effects of the Company's income or loss are passed through to the Member. Therefore, no provision or liability for Federal or State Income Taxes is included in these financial statements.

3. RELATED-PARTY TRANSACTIONS

The Company is engaged by its Member to perform capital raising activities for the Member and its affiliated funds and vehicles whereby the Member pays a monthly fee to the Company in consideration for these services. These services include, but are not limited to, reviewing and planning financing needs, performing due diligence, and executing on certain capital raising transactions as defined in the agreement. For the year ended December 31, 2020, advisory services earned by the Company with respect to this engagement with its Member totaled $1,320,000.

The Company has an expense sharing agreement with its Member whereby the Company pays a monthly reimbursement in consideration for certain expenses paid on the Company's behalf. These expenses include personnel, rent, and other administrative services. For the year ended December 31, 2020, expenses incurred by the Company with respect to the expense sharing agreement with its Member totaled $1,110,348.

It is possible that the terms of certain related party transactions are not the same as those that would result for transactions among wholly unrelated parties.

4. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company maintains bank accounts at financial institutions. These accounts are insured by the Federal Deposit Insurance Commission ("FDIC") up to $250,000. At times during the year, cash balances held in financial institutions were in excess of the FDIC's insured limits. The Company has not experienced any losses in such accounts, and management believes that it has placed its cash on deposit with financial institutions which are financially stable.

Commitments

The Company had no commitments nor contingent liabilities and has not been named as a defendant in any lawsuit at December 31, 2020, or during the year then ended.

5. GUARANTEES

Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 460, *Guarantees*, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability, or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of indebtedness of others. The Company has issued no guarantees at December 31, 2020, or during the year then ended.

6. ACCOUNTING DEVELOPMENTS

Recently Issued Accounting Standards

For the year ended December 31, 2020, various Accounting Standard Updates issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

7. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn, or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2020, the Company had net capital of $1,171,072 which was $1,166,072 more than its required net capital of $5,000. The Company's ratio of aggregate indebtedness (of $9,904) to net capital was 0:01 to 1.

8. SUBSEQUENT EVENTS

The Company has reviewed events that have occurred after December 31, 2020 through February 17, 2021, the date the financial statements were available to be issued. During this period, no subsequent events occurred that require recognition or disclosure in the financial statements.

Equilibrium Capital Services, LLC
Schedule I – Computation of Net Capital under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2020

Computation of net capital		
Member's equity		$ 1,192,334
Less: Non-allowable assets		
Prepaid expenses	$ (21,262)	
Total non-allowable assets		(21,262)
Net capital		1,171,072
Computation of net capital requirements		
Minimum net capital requirements		
6 2/3 percent of net aggregate indebtedness	660	
Minimum net capital required	660	
Minimum dollar net capital required	5,000	
Net capital required (greater of above)		(5,000)
Excess net capital		$ 1,166,072
Aggregate indebtedness		$ 9,904
Ratio of aggregate indebtedness to net capital		0.01 : 1

There was no material difference between net capital computation shown here and the net capital computation shown on the Company's unaudited Form X-17A-5 report dated December 31, 2020.

Equilibrium Capital Services, LLC
Schedule II – Computation for Determination of the Reserve Requirements and Information Relating to Possession or Control Requirements for Brokers and Dealers
As contemplated by footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 and related SEC Staff Frequently Asked Questions
As of December 31, 2020

The Company is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and the Company is relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company. Therefore the Company is not required to present the Computation for Determination of the Reserve Requirements and Information Relating to Possession or Control Requirements for Brokers and Dealers under Rule 15c3-3 of the Securities and Exchange Commission.

Equilibrium Capital Services, LLC

Report of Independent Registered Public

Accounting Firm on Management's Exemption Report

Required by SEC Rule 12a-5

For the Year Ended December 31, 2020

MOSSADAMS

Report of Independent Registered Public Accounting Firm

To the Member
Equilibrium Capital Services, LLC

We have reviewed management's statements, included in the accompanying Equilibrium Capital Services, LLC's (the Company) Exemption Report (the exemption report), in which:

1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3; and

2) The Company states the Company is filing the exemption report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 (Footnote 74) because, throughout the most recent fiscal year, without exception:

- The Company limits its business activities exclusively to (1) effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company, and

- The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3).

The Company's management is responsible for compliance with the provisions of Footnote 74 and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the provisions of Footnote 74. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions of Footnote 74 of SEC Release No. 34-70073.

Moss Adams LLP

Dallas, Texas
February 17, 2021

Exemption Report as contemplated by footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 and related SEC Staff Frequently Asked Questions

Equilibrium Capital Services, LLC's Exemption Report

Equilibrium Capital Services, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year, without exception.

Equilibrium Capital Services, LLC

I, William Campbell, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: [signature]

Title: Chief Compliance Officer, Equilibrium Capital Services, LLC

February 17, 2021

Date